UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          UNIVERAL MONEY CENTERS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    913756102
                                 (CUSIP Number)

                                 DAVID S. BONSAL
                          UNIVERSAL MONEY CENTERS, INC.
                                6800 SQUIBB ROAD
                          SHAWNEE MISSION, KANSAS 66202
                                 (913) 831-2055
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 29, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) and 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 913756102

1.   Name of Reporting Person
     IRS Identification Nos. of Above Person (entities only)

     DAVID S. BONSAL

2.   Check the appropriate Box if a Member of a Group            (a) / /
                                                                 (b) / /

3.   SEC Use Only

4.   Source of Funds
     PF

5.   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)                  / /

6.   Citizenship or Place of Organization UNITED STATES

NUMBER OF SHARES         7.   Sole Voting Power
                              12,424,150
BENEFICIALLY OWNED       8.   Shared Voting Power
                              -0-
BY EACH REPORTING        9.   Sole Dispositive Power
                              12,424,150
PERSON WITH              10.  Shared Dispositive Power
                              -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,424,150

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                              / /

13.  Percent of Class Represented by Amount in Row (11)
     31.62%

14.  Type of Reporting Person
     IN




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


INTRODUCTION
------------

     Due to serious financial problems, from April 30, 1987 until the date of this filing, Universal Money Centers, Inc. (the "Issuer") did not file periodic reports with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Issuer has recommenced filing periodic reports with the SEC on this date. During the period that the Issuer was not filing periodic reports with the SEC, the executive officers and directors of the Issuer, including David S. Bonsal, did not file reports with the SEC under Section 13(d) or Section 16 of the Exchange Act. The executive officers and directors of the Issuer are filing reports under Section 13(d) and Section 16 of the Exchange Act on this date in order to bring their reports up-to-date.

ITEM 1.   SECURITY AND ISSUER.
          -------------------

     The class of equity securities to which this statement relates is the Common Stock, $0.01 par value, of the Issuer (the "Shares"). The principal executive offices of the Issuer are located at 6800 Squibb Road, Shawnee Mission, Kansas 66202.


ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     This statement is filed by Mr. David S. Bonsal. Mr. Bonsal is an individual whose present principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Bonsal's principal business office with the Issue is located at 6800 Squibb Road, Shawnee Mission, Kansas 66202. Mr. Bonsal is a United States citizen. Mr. Bonsal has not during the last five years been convicted in any criminal proceeding
(excluding traffic violations or similar misdemeanors), nor during the last five years has he been a party to a civil proceeding of any judicial or administrative body resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     Prior to January 31, 1987, Mr. David S. Bonsal acquired 1,558,995 Shares from the Issuer in three private transactions for $292,331.56 in cash
($.1875 per share). In February 1990, Mr. Bonsal acquired 130,000 Shares in the open market for $1,300.00 in cash ($.01 per share). In May 1990, Mr. Bonsal acquired 133,815 Shares in the open market for $1,338.15 in cash ($.01 per share). In December 1994, Mr. Bonsal paid $10,000 in cash
($.01 per share) to the Issuer for 1,000,000 Shares.  In December 1995,
Mr. Bonsal acquired 1,600,340 Shares from a non-affiliate of the Company for $11,962 in cash ($.00747 per share) in a private transaction. Concurrently, Mr. Bonsal donated 600,000 Shares to several individuals.
In April 1996, Mr. Bonsal paid $86,000 in cash ($.01 per share) to the Issuer for 8,600,000 Shares. In each acquisition described in this Item 3, Mr. Bonsal used personal funds to pay for the Shares.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     Mr. David S. Bonsal purchased the Shares described in Item 3 for investment purposes. Depending on market conditions and other factors that Mr. Bonsal may deem material to his investment decision, Mr. Bonsal may purchase additional Shares or may dispose of all or a portion of the Shares that he now owns or hereafter may acquire. While Mr. Bonsal retains all options for potential future actions, his present expectations is to remain a significant stockholder of the Issuer, and as such to have influence upon future corporate development of the Issuer.

     Except as set forth in this Item 4, Mr. Bonsal does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Mr. Bonsal reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as Mr. Bonsal may determine.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

     (a) Mr. David S. Bonsal beneficially owned 12,424,150 Shares on April 26, 1999, which he believes to be 31.62% of the entire class of Shares of the Issuer.

     (b) Mr. Bonsal has sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of the 12,424,150 Shares owned by him.

     (c) No transactions were effected by Mr. Bonsal during the past sixty days. For a description of transactions effected by Mr. Bonsal more than sixty days prior to the date hereof, see Item 3.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          ------------------------------------------
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------------------------

     Mr. David S. Bonsal is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

None.

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                                                                 Schedule 13D
                                                                 Initial Filing
                                                                 April 26, 1999

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 26, 1999                          /s/ David S. Bonsal
                                        ------------------------------------
                                        David S. Bonsal